Mail Stop 4561

January 10, 2008

Mr. Robert L. Levy
Chief Financial Officer
Freedom Tax Credit Plus L.P.
625 Madison Avenue
New York, NY 10022

     Re: Freedom Tax Credit Plus L.P.
             Form 10-K for Fiscal Year Ended March 31, 2007
             Filed June 25, 2007
             File No. 000-24652

Dear Mr. Levy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2007

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 19

1.   We note the report prepared by Friedman LLP references twenty-eight subsidiary
        partnerships not audited by the firm, however twenty-seven audit opinions are
        included in your annual report filed on Form 10-K. Please amend you filing to
        include the 28th audit report or reconcile the difference.

Item 15. Exhibits and Consolidated Financial Statement Schedules

Exhibits, page 72

2.   We note that your certifications required under Rules 13a-14(a) and 15d-14(a), as
        well as your disclosure of Subsidiaries of the registrant, have been included at the
        end of your annual report on Form 10-K, although they are identified as exhibits
        and listed as such in the exhibit schedule. In future filings, please include these as
        separate exhibits to your periodic filings as required.

3.   We note that you have made certain modifications to the exact form of the
        required certifications including modifying the language, "the registrant's most
        recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual
        report)" in paragraph 4(d). Please discontinue the use of these and other
        modifications in future filings as certifications required under Exchange Act
        Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item
        601(b)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief